BY-LAWS

                             OF

                     THE ITALY FUND INC.

                   A Maryland Corporation



                          ARTICLE 1

                        STOCKHOLDERS


     SECTION 1. Annual Meetings. The annual meeting of the stockholders of The Italy Fund Inc. (the Corporation) shall be held on a date fixed from time to time by the Board of Directors within the thirty-one (31) day period ending four (4) months after the end of the Corporation's fiscal year. An annual meeting may be held at any place in or out of the State of Maryland as may be determined by the Board of Directors as shall be designated in the notice of the meeting and at the time specified by the Board of Directors. Any business of the Corporation may be transacted at an annual meeting without being specifically designated in the notice unless otherwise provided by statute, the Corporation's Articles of Incorporation or these By-Laws. Stockholder proposals, including director nominations, must be submitted to the Corporation no later than ninety (90) days prior to the proxy mailing date for the prior year's annual stockholder meeting.

     SECTION 2. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Corporation's Articles of Incorporation, may be held at any place within the United States, and may be called at any time by the Board of Directors, the Chairman of the Board or the President, and shall be called by the Chairman of the Board, the President or the Secretary at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders entitled to cast at least twenty-five (25) percent of the votes entitled to be cast at the meeting upon payment by such stockholders to the Corporation of the reasonably estimated cost of preparing and mailing a notice of the meeting (which estimated cost shall be provided to such stockholders by the Secretary of the Corporation). Notwithstanding the foregoing, unless requested by the stockholders entitled to cast a majority of the votes entitled to be cast at the meeting, a special meeting of the stockholders need not be called at the request of stockholders to consider any matter that is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding twelve (12) month. A written request shall state the purpose or purposes of the proposed meeting. Stockholder proposals must be submitted to the corporation no later than sixty (60) days prior to the special meeting, provided that if less than seventy (70) days notice of the date of the special meeting is given to shareholders, such shareholder notice must be received no later than the close of business on the 10th day following the day on which notice of the date of the special meeting was given.